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Solomon                                         Wells Fargo Plaza
Ward                                            401 B Street, Suite 1200
Seidenwurm &                                    San Diego, California 92101
Smith LLP                                       Telephone (619) 231-0303
Attorneys at Law                                Facsimile (619) 231-4755
                                                www.swsslaw.com

                                                Harry J. Proctor, Inc., Partner
                                                HProctor@swsslaw.com
                                                (619) 238-4811

January 6, 2006


VIA EDGAR
---------

Al Papas
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406


Re:      Platinum SuperYachts, Inc. (the "Registrant")
         Definitive Schedule 14C filed December 19, 2005 (the "Information Statement")

Dear Mr. Papas:

This letter responds to your verbal comments to the Information Statement requesting clarification regarding whether the Registrant has identified any potential acquisition targets or industries and whether the Registrant has any current plans to issue additional shares of common stock or shares of preferred stock. At this time, the Registrant has not identified any potential acquisition targets or a particular industry for potential acquisition targets. Also, the Registrant does not have any current plans to issue additional shares of common stock or shares of preferred stock.

Per your request, the Registrant filed an amended Information Statement that includes statements clarifying that the Registrant has no current plans for an acquisition or the issuance of stock on January 6, 2006. The Registrant filed a marked version of the amended information statement reflecting the changes, as correspondence via edgar, for your reference.

Please contact me, at the number above, or Celeste Ferber, at (619) 238-4816, with any further questions or comments.

Very truly yours,


/s/ Harry J. Proctor
--------------------
Harry J. Proctor
Solomon Ward Seidenwurm & Smith, LLP

HJP/c
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